Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

29 June 2020

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Change of Company Secretary

James Hardie Industries plc announces a change in Company Secretary.

Ms Natasha Mercer resigned as Company Secretary effective 29 June 2020 and the Board thanks Natasha for her contributions and wish her well in the future.

The Company is pleased to announce that Mr Joseph C. Blasko, General Counsel and Chief Compliance Officer has been appointed Company Secretary effective 29 June 2020. Mr Blasko has also been appointed as the person responsible for communication with the ASX in relation to listing rule matters in accordance with Listing Rule 12.6.

Yours faithfully

Joseph C. Blasko
General Counsel & Company Secretary

This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA),
Moe Nozari (USA), Rada Rodriguez (Sweden), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895